                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            _________________________

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                               Toll Brothers, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    889478103
--------------------------------------------------------------------------------
                                 (CUSIP NUMBER)

                                December 30, 2004
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                  / /    Rule 13d-1(b)
                  /X/    Rule 13d-1(c)
                  / /    Rule 13d-1(d)

         The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing the information which would alter the disclosures provided for in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to all other provisions of the Act (however, see the Notes).

                                page 1 of 5 pages

                                  SCHEDULE 13G

=============================                    =============================
     CUSIP No. 889478103                               page 2 of 5 pages
=============================                    =============================


________________________________________________________________________________
1.   NAME OF REPORTING PERSONS: THE BRUCE E. TOLL INVESTMENT TRUST
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) 17-5363506
________________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [_]
                                                                 (b)  [X]
________________________________________________________________________________
3.   SEC USE ONLY
________________________________________________________________________________
4.   CITIZENSHIP or PLACE OF ORGANIZATION                         Pennsylvania
________________________________________________________________________________
  NUMBER OF    5.   SOLE VOTING POWER                                        0

   SHARES
               _________________________________________________________________
BENEFICIALLY   6.   SHARED VOTING POWER                              5,965,552

  OWNED BY
               _________________________________________________________________
    EACH       7.   SOLE DISPOSITIVE POWER                                   0

  REPORTING
               _________________________________________________________________
   PERSON      8.   SHARED DISPOSITIVE POWER                         5,965,552

    WITH
________________________________________________________________________________
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON    5,965,552

________________________________________________________________________________
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES:                                                       [_]
________________________________________________________________________________
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)                7.88%(1)

________________________________________________________________________________
12.  TYPE OF REPORTING PERSON                                               OO

________________________________________________________________________________

                                  SCHEDULE 13G

=============================                    =============================
     CUSIP No. 889478103                               page 3 of 5 pages
=============================                    =============================


Item 1(a).        Name of Issuer:

                           Toll Brothers, Inc.

Item 1(b).        Address of Issuer's Principal Executive Offices:

                           250 Gibraltar Road
                           Horsham, Pennsylvania 19044

Item 2(a).        Name of Person Filing:

                           The Bruce E. Toll Investment Trust

Item 2(b).        Address of Principal Business Office or, if None, Residence:

                           c/o BET Investments
                           2600 Philmont Avenue - Suite 212
                           Philadelphia, Pennsylvania 19006
                           Attn: Wendy Toll Topkis, Trustee

Item 2(c).        Citizenship:

                           United States

Item 2(d).        Title of Class of Securities:

                           Common Stock

Item 2(e).        CUSIP Number:

                           889478103

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
                  Not Applicable

                  (a)[ ] Broker or dealer registered under Section 15 of the Exchange Act;

                  (b)[ ]   Bank as defined in Section 3(a)(6) of the Exchange
                           Act;

                  (c)[ ] Insurance Company as defined in Section 3(a)(19) of the Exchange Act;

                  (d)[ ] Investment Company registered under Section 8 of the Investment Company Exchange Act;

                                  SCHEDULE 13G

=============================                    =============================
     CUSIP No. 889478103                               page 4 of 5 pages
=============================                    =============================


                  (e)[ ] Investment Adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

                  (f)[ ] Employee Benefit Plan or Endowment Fund in accordance with Rule 13d-1(b)(1)(ii)(F);

                  (g)[ ] Parent Holding Company or Control Person in accordance with Rule 13d-1(b)(1)(ii)(G);

                  (h)[ ] Saving Association as defined in Section 3(b) of The Federal Deposit Insurance Act;

                  (i)[ ] Church Plan that is excluded from the definition of an Investment Company under Section 3(c)(14) of the Investment Company Act;

                  (j)[ ]   Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.   Ownership.

                  (a) Amount beneficially owned: 5,965,552 shares. Wendy Toll Topkis, as trustee of The Bruce E. Toll Investment Trust, shares voting and dispositive power over 5,965,552 shares owned by the trust.

                  (b) Percent of Class: 7.88%(1)

                  (c) Number of shares as to which such person has:

                     (i)   Sole power to vote or direct the vote: 0

                     (ii)  Shared power to vote or to direct the vote: 5,965,552

                     (iii) Sole power to dispose or direct the disposition
                           return of: 0

                     (iv) Shared power to dispose or to direct the disposition of: 5,965,552

Item 5.           Ownership of Five Percent or Less of a Class.

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: []

                                  SCHEDULE 13G


=============================                    =============================
     CUSIP No. 889478103                               page 5 of 5 pages
=============================                    =============================


Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person.

          Ms. Topkis serves as the trustee of The Bruce E. Toll Investment Trust. Ms. Topkis, in her capacity as trustee, has the power to direct receipt of the dividends from, and the proceeds from a sale of, the shares owned by the trust.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

                  Not Applicable

Item 8.           Identification and Classification of Members of the Group.

                  Not Applicable

Item 9.           Notice of Dissolution of Group.

                  Not Applicable

Item 10. Certification.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                        January 5, 2005
                                                --------------------------------
                                                             (Date)

                                                        Wendy Toll Topkis
                                                --------------------------------
                                                           (Signature)


                                                   Wendy Toll Topkis, Trustee
                                                --------------------------------
                                                          (Name/Title)


(1) Based on 75,698,473 shares reported outstanding at December 15, 2004.